UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: October 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 15, 2008	BELLUS HEALTH INC.

	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report dated October 15, 2008, of BELLUS Health Inc. (the “Registrant”) submitted with this
Form 6-K is hereby incorporated by reference into, and as exhibits to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS Health Receives Nasdaq Deficiency Notice Relating to Market Value
LAVAL, QUEBEC, October 15, 2008 — BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU) announces that it received a Nasdaq Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities has been below the minimum $50 million requirement for continued inclusion on The Nasdaq’s Global Market under Marketplace Rule 4450(b)(1)(A). The Company believes that the recent decline in its market value is due to the general pressure on equity markets worldwide.
In accordance with Marketplace Rule 4450(e)(4), the Company has 30 calendar days, or until November 10, 2008, to regain compliance to which BELLUS Health will strive towards. If the market value of the Company’s common stock is US$50,000,000 or more for a minimum of 10 consecutive business days at any time prior to November 10, 2008, Nasdaq may determine that the Company has regained compliance with the applicable listing requirements. If compliance with the Rules cannot be demonstrated by November 10, 2008, Nasdaq will provide written notification that the Company’s securities will be delisted, at which time the Company may appeal the determination to a Listing Qualifications Panel.
Among other alternatives the Company is considering if it cannot regain compliance with the requirements of The Nasdaq’s Global Market as set forth above, is applying to transfer its securities to The Nasdaq Capital Market. Currently, the Company believes that it meets the criteria to transfer to The Nasdaq Capital Market. However, there can be no assurance that Nasdaq will approve the Company’s transfer application.
The Company’s common stock is also listed on the Toronto Stock Exchange (TSX) and such listing is not affected by the notice received from Nasdaq.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.

To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1 877 680 4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
BELLUS Health Inc. (the “Company”)
275 Armand-Frappier Blvd.
Laval, Quebec
H7V 4A7
Item 2   Date of Material Change
October 15, 2008
Item 3   News Release
A press release was disseminated by CNW Telbec on October 15, 2008 from Laval.
Item 4   Summary of Material Change
The Company announced that it received a Nasdaq Staff Deficiency Letter dated October 10, 2008.
Item 5   Full Description of Material Change
5.1 Full Description of Material Change
The Company announced on October 15, 2008 that it received a Nasdaq Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities has been below the minimum $50 million requirement for continued inclusion on The Nasdaq’s Global Market under Marketplace Rule 4450(b)(1)(A). The Company believes that the recent decline in its market value is due to the general pressure on equity markets worldwide.
In accordance with Marketplace Rule 4450(e)(4), the Company has 30 calendar days, or until November 10, 2008, to regain compliance to which the Company will strive towards. If the market value of the Company’s common stock is US$50,000,000 or more for a minimum of 10 consecutive business days at any time prior to November 10, 2008, Nasdaq may determine that the Company has regained compliance with the applicable listing requirements. If compliance with the Rules cannot be demonstrated by November 10, 2008, Nasdaq will provide written notification that the Company’s securities will be delisted, at which time the Company may appeal the determination to a Listing Qualifications Panel.
5.2 Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7   Omitted Information
N/A
Item 8   Executive Officer
Dr. Lise Hébert
Vice-President, Corporate Communications
450.680.4570
Item 9   Date of Report
October 15, 2008